March 24, 2014

VIA EDGAR

Mr. Kevin L. Vaughn, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                        OSI Systems, Inc.

Form 10-K for fiscal year ended June 30, 2013

Filed August 16, 2013

File No. 0-23125

Dear Mr. Vaughn:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the year ended June 30, 2013 of OSI Systems, Inc. (the “Company”) as set forth in your letter dated March 13, 2014.

For your convenience, each of the Staff’s comments is reproduced below in italics followed by the Company’s response. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Form 10-K for Fiscal Year Ended June 30, 2013

Note 8 – Income Taxes, page F-21

1.            We note that as of June 30, 2013, you hold a cumulative total of approximately $314 million of undistributed earnings in non-U.S. subsidiaries that you state are intended to be indefinitely reinvested outside the U.S. We note from Note 8 on

Mr. Kevin L. Vaughn

March 24, 2014

page F-21 that your foreign earnings are increasing whereas your U.S. operations generated a loss before income taxes in fiscal year 2013. Please revise future filings to discuss the impact of this trend on your liquidity. Discuss the portion of your cash that is available for use in the United States without having to repatriate earnings. Also discuss how you plan to satisfy your obligations in the United States, including the outstanding lines of credit, without having to repatriate funds.

The Company will undertake in applicable future filings to comply with the Staff’s request.

2.            Further to the above, we note your disclosure on page F-23 that it is not practical to determine the amount of income or withholding tax that would be payable upon the remittance of these foreign earnings. Please tell us why it is not practical to determine the amount of tax that would be payable. Describe the complexities involved that make determination of the amount difficult. Alternatively, revise future filings to quantify the effect that repatriation of foreign earnings would have.

The Company advises the Staff that determination of the potential deferred income tax liability on these undistributed earnings is not practicable because such liability, if any, is dependent on circumstances that exist if and when remittance occurs. The circumstances that would affect the calculations include the source location and amount of the distribution, the underlying tax rate already paid on the earnings, foreign withholding taxes and the opportunity to use foreign tax credits.

In connection with the aforementioned responses, the Company acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•                 the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin L. Vaughn

March 24, 2014

If you should have any additional questions regarding these responses, please contact me at (310) 978-0516.

Sincerely,

/s/ Alan Edrick

Alan Edrick
Executive Vice President and
Chief Financial Officer